UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Optical Communication Products, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

68382T101

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

SCHEDULE 13G/A

CUSIP No. 68382T101                                                                                                                      Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mohammad Ghorbanali

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable.

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 11,374,725 (1) 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 11,374,725 (1) 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,374,725 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1% (2)

12.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13G/A

CUSIP No. 68382T101                                                                                                                      Page 3 of 4 Pages

tem 1(a)     Name of Issuer:

Optical Communication Products, Inc.

Item 1(b)    Address of Issuer’s Principal Executive Offices:

20961 Knapp Street
Chatsworth, California 91331

Item 2(a)    Name of Person Filing:

Mohammad Ghorbanali

Item 2(b)    Address of Principal Business Offices or, if none, Residence:

20961 Knapp Street
Chatsworth, California 91331

Item 2(c)    Citizenship:

United States

Item 2(d)    Title of Class of Securities:

Class A Common Stock, $0.001 par value per share

Item 2(e)    CUSIP Number:

68382T101

Item 3.        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4.        Ownership.

(a)  Amount Beneficially Owned:

Shares: 11,374,725 (1)

(b)  Percent of Class:

10.1% (2)

(c)  Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote:

11,374,725

(ii)   shared power to vote or to direct the vote:

0

(iii)  sole power to dispose or direct the disposition of:

11,374,725

(iv)  shared power to dispose or to direct the disposition of:

0

Item 5.        Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                    Holding Company.

Not Applicable.

Page 3 of 4 pages

SCHEDULE 13G/A

CUSIP No. 68382T101                                                                                                                      Page 4 of 4 Pages

Item 8.        Identification and Classification of Members of the Group.

Not Applicable

Item 9.        Notice of Dissolution of Group.

Not Applicable

Item 10.      Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2003
Date:

/s/ MOHAMMAD GHORBANALI
(Signature)

Name:	Mohammad Ghorbanali
Title:	Chief Operating Officer

(1)
Included in the number of shares Mr. Ghorbanali beneficially owns are: (i) 8,904,220 shares of Class A common stock held by Mohammad Ghorbanali, (ii) 38,000 shares of Class A common stock held by Mohammad Ghorbanali, as trustee of the Navid Ghorbanali Irrevocable Trust dated October 1, 2000, (iii) 38,000 shares of Class A common stock held by Mohammad Ghorbanali, as trustee for the Negar Ghorbanali Irrevocable Trust dated October 1, 2000, and (iv) options to purchase 2,394,505 shares of Class A common stock, all of which are presently exercisable or exercisable within 60 days of December 31, 2002.

(2)
Calculated based on (i) 44,513,923 shares of Class A common stock outstanding as of December 31, 2002, (ii) the conversion of 66,000,000 shares of Class B common stock outstanding as of December 31, 2002 into an equivalent number of Class A common stock and (iii) the exercise of all options currently exercisable or exercisable within 60 days of December 31, 2002 held by Mr. Ghorbanali.

Page 4 of 4 pages